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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15F

   CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 001-12510

                             KONINKLIJKE AHOLD N.V.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                   ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

           Piet Heinkade 167 - 173, 1019 GM Amsterdam, The Netherlands
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       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         Common shares, par value of EUR 0.30 per share, represented by American Depositary Shares (as evidenced by American Depositary Receipts)

  Royal Ahold's Guarantee of Ahold Finance U.S.A., LLC's 6 1/4% Notes due 2009 Royal Ahold's Guarantee of Ahold Finance U.S.A., LLC's 8 1/4% Notes due 2010 Royal Ahold's Guarantee of Ahold Finance U.S.A., LLC's 6 7/8% Notes due 2029
           ----------------------------------------------------------
              (Title of each class of shares covered by this Form)

     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

           Rule l2h-6(a) [X]             Rule l2h-6(d) [ ]

           (for equity securities)       (for successor registrants)

           Rule l2h-6(c) [X]             Rule l2h-6(i) [ ]

           (for debt securities)         (for prior Form 15 filers)
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GENERAL

     This Form 15F relates to the common shares, par value of EUR 0.30 per share (the "Common Shares"), of Koninklijke Ahold N.V. (the "Company" or "Ahold"), each represented by one American Depositary Share ("ADS") (as evidenced by American Depositary Receipts). The class of Common Shares, including the ADSs, is referred to herein as the "Shares." In accordance with Rule 12h-6(a), all trading volume data is presented by reference to the trading volume of the relevant class of the Common Shares, but is intended to support the certification set forth in this Form with respect to both such Common Shares and the related ADSs.

     This Form 15F also relates to Ahold's guarantees (the "Guarantees") of Ahold Finance U.S.A., LLC's 6 1/4% Notes due 2009, 8 1/4% Notes due 2010 and 6 7/8% Notes due 2029.

                                     PART I

ITEM 1. EXCHANGE ACT REPORTING HISTORY

     On October 29, 1990, Ahold filed a Registration Statement on Form 20-F with the Securities and Exchange Commission (the "Commission"), as a result of which Ahold first incurred its duty to file reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     For the 12 months preceding the filing of this Form, Ahold has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules, including its annual report on Form 20-F for the fiscal year ending December 31, 2006.

ITEM 2. RECENT UNITED STATES MARKET ACTIVITY

     Ahold securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the "Securities Act"), in September 2001 pursuant to Registration Statements on Form F-3 and Form S-3
(No. 333-52934, No. 333-52934-01, No. 333-80245 and No. 333-80245-01).

     Prior to filing this Form 15F, Ahold filed a post-effective amendment to terminate the registration of unsold securities under these Registration Statements.

ITEM 3. FOREIGN LISTING AND PRIMARY TRADING MARKET

     The primary trading market for Ahold's Common Shares is the Official Segment of Euronext Amsterdam N.V.'s stock market (together with its predecessors, "Euronext Amsterdam"), which is located in the Netherlands. The initial listing of Ahold's common shares on Euronext Amsterdam was in 1948 and it has been continuous since then, including for the 12 months preceding the filing of this Form.

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     During the 12-month period beginning on September 1, 2006 and ending on
August 31, 2007, the average daily trading volume ("ADTV") of Ahold's Common Shares on Euronext Amsterdam represented 92.24% of the Company's ADTV on a worldwide basis, including off-exchange transactions.

ITEM 4. COMPARATIVE TRADING VOLUME DATA

     On September 10, 2007, Ahold filed a Form 25 for purposes of notifying the Commission of the planned delisting of its ADSs from the New York Stock Exchange (the "NYSE"). The delisting of Ahold's ADSs from the NYSE became effective before the opening of trading on September 20, 2007. Ahold has not previously delisted any class of its Common Shares from a national securities exchange or inter-dealer quotation system in the United States.

     During the 12-month period prior to the date of delisting its ADSs from the NYSE beginning on September 20, 2006 and ending on September 19, 2007, the ADTV of Ahold's Common Shares in the United States (510,371 Common Shares, including Common Shares in the form of ADSs) represented 4.27% of the Company's ADTV on a worldwide basis (11,964,007 Common Shares), including Common Shares traded off of exchanges outside of the United States.

     The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the exchange Act are September 20, 2006 and September 19, 2007.

     The data used to make calculations set forth in this Item and the preceding Item were obtained from Bloomberg. In this Form, United States ADTV figures include NYSE trades, while the worldwide ADTV figures include Euronext Amsterdam figures and NYSE figures. All figures include off-exchange transactions.

     As of the date of this Form, Ahold has not terminated a sponsored American depositary receipt facility regarding any class of its shares.

ITEM 5. ALTERNATIVE RECORD HOLDER INFORMATION

     Not applicable.

ITEM 6. DEBT SECURITIES

     The number of record holders of the Guarantees of Ahold Finance U.S.A., LLC's 6 1/4% Notes due 2009 on a worldwide basis as of September 24, 2007 was forty-two (42). The number of record holders of the Guarantees of Ahold Finance U.S.A., LLC's 8 1/4% Notes due 2010 on a worldwide basis as of September 24, 2007 was thirty-nine (39). The number of record holders of the Guarantees of Ahold Finance U.S.A., LLC's 6 7/8% Notes due 2029 on a worldwide basis as of September 24, 2007 was twenty-nine (29).

ITEM 7. NOTICE REQUIREMENT

     On August 30, 2007, Ahold issued a press release through the major newswire services that it typically uses to publish its press releases disclosing its intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act. This press release was then circulated by the major financial newswire services in the United States. In addition, the press release was posted on Ahold's public website, www.ahold.com.

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On August 31, 2007, Ahold furnished the Commission with a copy of this press release under cover of a Form 6-K.

ITEM 8. PRIOR FORM 15 FILERS

     Not applicable.

                                     PART II

ITEM 9. RULE 12g3-2(b) EXEMPTION

     Royal Ahold will publish the information required under rule
12g3-2(b)(1)(iii) on its public website, www.ahold.com.

                                    PART III

ITEM 10. EXHIBITS

     Not applicable.

ITEM 11. UNDERTAKINGS


     The undersigned issuer, Ahold, hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

     a. The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

     b. Ahold's subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

     c. Ahold otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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     SIGNATURE:

     Pursuant to the requirements of the Securities Exchange Act of 1934, Koninklijke Ahold N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Koninklijke Ahold N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

                                         KONINKLIJKE AHOLD N.V.


                                         /s/ P.N. Wakkie
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Date: September 28, 2007                 By:    P.N. Wakkie
                                         Title: EVP & Chief Corporate Governance
                                                Counsel

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